CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 8 to Registration Statement No. 333-144503 of the COLI VUL-2 Series Account of First Great-West Life & Annuity Insurance Company on Form N-6 of our report dated April 8, 2011 on the financial statements of First Great-West Life & Annuity Insurance Company which report expresses an unqualified opinion on the respective financial statements, and includes an explanatory paragraph referring to the change in accounting for the recognition and presentation of other-than-temporary impairments for certain investments, as required by accounting guidance adopted on April 1, 2009, appearing in the Statement of Additional Information, which is part of the Registration Statement.

We also consent to the reference to us as experts under the heading “Independent Registered Public Accounting Firm” in such Statement of Additional Information.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

April 26, 2011